SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 6)*

Kodiak Sciences Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

50015M109

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 22, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50015M109	Page 2 of 10 Pages

1.		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,323,868 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,323,868 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,323,868 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (1)(2)
14.		TYPE OF REPORTING PERSON* IA, PN

(1) Includes 149,999 shares of common stock (“Common Stock”) of Kodiak Sciences Inc. (the “Issuer”) underlying 149,999 warrants that have an exercise price of $0.01 and expire on August 11, 2022 (“2022 Warrants”) and 35,988 shares of Common Stock underlying 35,988 non-qualified options exercisable for Common Stock (“Stock Options”).

(2) Based on 51,264,991 shares of Common Stock outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2021.

CUSIP No. 50015M109	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,323,868 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,323,868 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,323,868 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,264,991 shares of Common Stock outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2021.

CUSIP No. 50015M109	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,323,868 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,323,868 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,323,868 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,264,991 shares of Common Stock outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2021.

CUSIP No. 50015M109	Page 5 of 10 Pages

1.		NAMES OF REPORTING PERSONS Julian C. Baker
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,323,868 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,323,868 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,323,868 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (1)(2)
14.		TYPE OF REPORTING PERSON* IN, HC

(1) Includes 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,264,991 shares of Common Stock outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2021.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosures in Item 5 are incorporated herein, by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock (“Common Stock”) of Kodiak Sciences Inc. (the “Issuer”), directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon exercise of warrants to purchase Common Stock at an exercise price of $0.01 per share that have an expiration date of August 11, 2022 (the “2022 Warrants”).

Holder	Common Stock	2022 Warrants
667, L.P.	1,143,396	11,184
Baker Brothers Life Sciences, L.P.	12,994,485	138,815
Total	14,137,881	149,999

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Felix J. Baker, a managing member of the Adviser GP, currently serves on the Issuer’s Board of Directors (the “Board”). He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. Felix J. Baker, as compensation for his service on the Board, receives non-qualified stock options to purchase shares of Common Stock of the Issuer (“Stock Options”). Felix J. Baker holds 24,747 vested Stock Options that have an exercise price of $10.13 per share expiring June 2, 2029, 4,135 vested Stock Options that have an exercise price of $62.50 per share expiring June 7, 2030,, 7,106 vested Stock Options that have an exercise price of $54.12 per share expiring June 29, 2030 and 7,368 Stock Options which were granted on June 30, 2021, that have an exercise price of $93.00 per share expiring June 29, 2031, which will vest on the earlier of June 30, 2022 or one day prior to the next annual meeting of the Issuer’s stockholders. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

(c) The following transactions in the Issuer’s Common Stock were effected by Life Sciences during the sixty days preceding the filing of this statement using its working capital. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
Baker Brothers Life Sciences, L.P.	6/28/2021	5,200	Purchase	90.2731	1
Baker Brothers Life Sciences, L.P.	6/28/2021	10,170	Purchase	90.7617	2
Baker Brothers Life Sciences, L.P.	6/28/2021	22,445	Purchase	91.7974	3
Baker Brothers Life Sciences, L.P.	6/28/2021	10,459	Purchase	91.8678	4
Baker Brothers Life Sciences, L.P.	6/29/2021	7,079	Purchase	89.8709	5
Baker Brothers Life Sciences, L.P.	6/29/2021	3,847	Purchase	89.8956	6
Baker Brothers Life Sciences, L.P.	6/29/2021	11,731	Purchase	90.3911	7
Baker Brothers Life Sciences, L.P.	6/29/2021	1,200	Purchase	90.3950	8
Baker Brothers Life Sciences, L.P.	6/29/2021	30,221	Purchase	90.7037	9
Baker Brothers Life Sciences, L.P.	6/30/2021	4,603	Purchase	89.7392	10
Baker Brothers Life Sciences, L.P.	6/30/2021	22,353	Purchase	90.2041	11
Baker Brothers Life Sciences, L.P.	6/30/2021	7,009	Purchase	91.6359	12
Baker Brothers Life Sciences, L.P.	6/30/2021	121,612	Purchase	92.7459	13

1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $90.27 to $90.30. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $90.49 to $91.48. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $91.51 to $92.48. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $91.79 to $92.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $89.36 to $90.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $89.89 to $89.96. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $89.98 to $90.97. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $90.27 to $90.48. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $90.01 to $91.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $89.39 to $89.91. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $89.93 to $90.92. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $91.12 to $92.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $92.01 to $93.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

As previously disclosed, on December 1, 2019, the Adviser and the Issuer and the Issuer’s subsidiary Kodiak Sciences GmbH, a Swiss corporation (collectively, “Kodiak”) entered into a funding agreement (the “Funding Agreement”) pursuant to which, among other things and subject to the terms and conditions therein, the Adviser and its affiliates purchased the right to receive a capped 4.5% royalty on future net sales of Kodiak’s anti-VEGF antibody biopolymer conjugate therapy known as KSI-301 in exchange for up to $225 million in development funding payable to Kodiak (the “Funding Amount”). Unless earlier terminated or re-purchased by Kodiak, the royalty terminates upon the date that the Adviser and its affiliates have received an aggregate amount equal to 4.5 times the Funding Amount paid to Kodiak. The Adviser and its affiliates funded $100.0 million at closing in February 2020, with the remaining $125.0 million to be funded upon receipt of Kodiak’s notice that it had satisfied specified product development criteria and making certain certifications to the Adviser.

On July 22, 2021, Kodiak and the Adviser and its affiliates acknowledged and agreed in a letter agreement (the “Letter Agreement”) that the second funding amount of $125.0 million would not be paid and that the Funding Amount is $100 million. Consequently, the aggregate royalty cap under the Funding Agreement is $450.0 million.  Except as expressly modified by the Letter Agreement, the Funding Agreement is and remains in full force and effect.

The foregoing description of the Funding Agreement and the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of both the Funding Agreement, a copy of which was incorporated by reference as Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 6, 2019, and the Letter Agreement, a copy of which is incorporated by reference as Exhibit 99.1 hereto, and each of which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Letter Agreement, dated July 22, 2021, by and among the Adviser and its affiliates and Kodiak (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 23, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2021

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker